UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-12454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

        Exhibit index appears at page 14. This report contains a total of 15 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements
and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee of
Ruby Tuesday, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Louisville, Kentucky
June 24, 2005

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investment at fair value:
Company stock fund	$ 5,859,823	$ 7,415,644
Mutual funds	10,238,422	8,909,758
Money market funds and cash	1,349,705	1,211,961
Loans to participants	432,229	418,128
	17,880,179	17,955,491
Contributions Receivable:
Participants	16,813	7,429
Employer	2,356	1,171
	19,169	8,600
Net assets available for benefits	$ 17,899,348	$ 17,964,091

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Net investment income:
Net appreciation in fair value of investments	$ 235,584	$ 4,889,333
Dividends and interest	444,429	193,887
	680,013	5,083,220
Contributions:
Participants	2,136,432	1,589,945
Employer	339,908	259,375
	2,476,340	1,849,320
Total Additions	3,156,353	6,932,540
Deductions:
Distributions to participants	3,187,634	2,139,302
Administrative expenses	33,462	40,900
Total Deductions	3,221,096	2,180,202
Net increase (decrease)	(64,743)	4,752,338
Net assets available for benefits at beginning of year	17,964,091	13,211,753
Net assets available for benefits at end of year	$ 17,899,348	$ 17,964,091

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)    Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

                 (a)    General

The Plan is a voluntary, defined contribution plan covering all full-time employees of Ruby Tuesday, Inc. (the Company). Employees are eligible to participate in the Plan at six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

                 (b)    Contributions

Participants may contribute between 2% and 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, twenty-three mutual funds and one money market fund as investment options for participants. The Company matches 20% of the participant’s pre-tax contribution for those employees who have completed at least 3 years of service but fewer than 10 years of service; 30% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service but fewer than 20 years; and 40% of the participant’s pre-tax contribution for those employees who have completed at least 20 years of service.

                 (c)    Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

                 (d)    Vesting

Participants are 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

                 (e)    Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

                 (f)    Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. Loans outstanding at December 31, 2004 and 2003 had interest rates ranging from 4.5% to 10.5%.

(2)    Summary of Significant Accounting Policies

                 (a)    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

                 (b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

                 (c)    Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on quoted market prices on the last business day of the Plan year. Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

                 (d)    Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

                 (e)    Payment of Benefits

Benefits are recorded when paid.

(3)    Investments

The Plan’s investments are held by a trust fund that was administered by Strong Retirement Plan Services through December 31, 2004. Wells Fargo Bank, N.A. became Plan administrator on January 1, 2005. The trustee was UMB Bank, N.A. through December 31, 2004. State Street Bank, N.A. became trustee on January 1, 2005.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

	2004	2003
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$5,859,823	$7,415,644
Mutual funds:
Strong Advisor Small Cap Value Fund	2,495,933	2,135,191
Strong Advisor Bond Fund	1,128,918	1,217,574
Strong Advisor Growth and Income Fund	992,030	1,190,431
Oppenheimer Global Fund	1,465,679	1,285,001
Strong Index 500 Fund	1,031,265	951,569
Money market fund:
Strong Money Market Fund	1,349,705	1,211,961

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $235,584 and $4,889,333 during the years ended December 31, 2004 and 2003, respectively, as follows:

	2004	2003
Company stock fund	$ (534,790)	$ 3,104,605
Mutual funds	770,374	1,784,728
Totals	$ 235,584	$ 4,889,333

(4)    Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

(5)    Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Committee and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(6)    Transactions with Parties-In-Interest

The Company Stock Fund invests in Company stock and a money market fund managed by Strong Retirement Plan Services. At December 31, 2004 and 2003, this fund held 219,501 and 249,470 shares of Company stock, respectively, with market values of $5,724,586 or $26.08 per share and $7,107,400 or $28.49 per share, respectively. The Company Stock fund also held $135,237 and $103,017 in money market fund balances as of December 31, 2004 and 2003, respectively, and a receivable from a broker of $205,227 as of December 31, 2003.

Certain Plan investments are shares of mutual funds and a money market fund managed by Strong Retirement Plan Services. Strong Retirement Plan Services is the administrator as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $33,462 and $40,900 for the years ended December 31, 2004 and 2003, respectively.

(7)    Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule 1

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)

Form 5500 Schedule H Part IV 4i

EIN: 63-0475239

Plan Number 001

December 31, 2004

Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost	Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	219,501 shares of common stock	$ 2,761,845	$ 5,859,823
Mutual Funds:
Strong Advisor Small Cap Fund*	84,896 shares of mutual fund	1,965,578	2,495,933
Oppenheimer Global Fund	24,118 shares of mutual fund	1,140,532	1,465,679
Strong Advisor Bond Fund*	101,796 shares of mutual fund	1,127,101	1,128,918
Strong Growth and Income Fund*	46,860 shares of mutual fund	926,160	992,030
Strong Index 500 Fund*	72,268 shares of mutual fund	785,058	1,031,265
Strong Moderate Portfolio Fund*	60,476 shares of mutual fund	588,491	616,245
Strong Mid Cap Disciplined Fund*	4,978 shares of mutual fund	105,812	111,205
Strong Short Term High Yield Bond Fund*	21,606 shares of mutual fund	188,485	187,541
Strong Aggressive Portfolio Fund*	31,424 shares of mutual fund	290,051	324,923
Strong Large Cap Growth Fund*	8,231 shares of mutual fund	164,106	187,267
Longleaf Partners Fund	14,116 shares of mutual fund	418,445	442,127
Oppenheimer Capital Appreciation Fund	2,348 shares of mutual fund	91,160	96,780
Oppenheimer Quest Balanced Value Fund	5,618 shares of mutual fund	85,874	101,346
Oakmark Fund	4,076 shares of mutual fund	148,264	170,240
Calamos Growth Fund	4,108 shares of mutual fund	201,271	217,621
Strong Conservative Portfolio Fund*	11,792 shares of mutual fund	111,047	116,273
Longleaf Partners Intl Fund	12,828 shares of mutual fund	181,715	199,480
Westport Small Cap Fund	3,352 shares of mutual fund	66,622	80,652
Davis NY Venture Fund	5,866 shares of mutual fund	168,384	180,031
Pimco Total Return Fund	8,703 shares of mutual fund	94,788	92,866
Total Mutual Funds		8,848,944	10,238,422
Money Market Fund:
Strong Money Market*	1,349,705 shares of mutual fund	1,349,705	1,349,705
Participant Loans	Interest rates ranging from 4.5% to 10.5%	--	432,229
Total Assets Held at End of Year		$12,960,494	$17,880,179

* Represents a party-in-interest

** Includes money market fund balance of $135,237.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Compensation and Stock Option Committee of the Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/28/05
/s/ Stephen I. Sadove Stephen I. Sadove, Director; Chairman, Compensation Committee

Date: 6/28/05
/s/ Marguerite Naman Duffy Marguerite Naman Duffy Plan Administrator

Exhibit Index

Exhibit Number	Description	Page Number

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm,	15
	dated June 28, 2005